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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 16 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **RICHFIELD ORION INTERNATIONAL, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 OAKWOOD PARK PLAZA, SUITE 200
(No. and Street)

CASTLE ROCK	**CO**	**80104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES BRETT STUART **720-240-8055**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JAMES BRETT STUART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or RICHFIELD ORION INTERNATIONAL, LLC, as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Public Notary

C. W. Janes
Notary Public
State of Colorado
Commission expires 11-07-2020

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richfield Orion International, Inc

Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Richfield Orion International, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Richfield Orion International, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Richfield Orion International, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Richfield Orion International, Inc.'s management. Our responsibility is to express an opinion on Richfield Orion International, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Richfield Orion International, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Richfield Orion International, Inc.'s financial statements. The supplemental information is the responsibility of Richfield Orion International, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Richfield Orion International, Inc. auditor since 2017.

Maitland, Florida

April 11, 2018

Richfield Orion International, Inc
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

ASSETS

	Cash in Bank	$27,226
	RJ Clearing Deposit	10,002
	Deposit	1,632
		$38,860
Total Assets		

LIABILITIES

	Accounts Payable	$975
	Accrued Liabilities	97
Total Liabilities		1072

STOCKHOLDER'S EQUITY

	Capital Stock, no par value.	52,589
	100,000 shares authorized,	
	1,000 shares issued and outstanding	
	Retained Earnings Deficit	-14,801
Total Stockholder's Equity		37,788
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$38,860**

The accompanying notes are an integral part of these financial statements.

Richfield Orion International, Inc.
Statement of Financial Operations
As of and for the Year-Ended December 31, 2017

REVENUES		
	PrivatePlacement Fees	$925,395
	REIT Commissions	121,600
	Commissions - Securities Transactions	190,174
	Other Income	14,482
	Mutual Funds and 12-1's	20,762
Total Revenues		$1,272,952
OPERATING EXPENSES		
	Commissions and compensation	1,009,759
	Ticket and Trade Fees	19,413
	Communications	6,350
	Occupancy	23,029
	Other Expenses	136,030
Total Operating Expenses		$1,194,581
OTHER INCOME		
Total Other Income (Loss)		
	Net Income (Loss)	**$78,372**

The accompanying notes are an integral part of these financial statements.

Richfield Orion International, Inc.

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

	2017
Cash Flows From Operating Activities	
Net Income	$78,372
Adjustments to reconcile Net Income	
to net Cash provided by operating activities:	
Decrease (increase) in Operating Assets:	
Accounts Receivable	11,973
Prepaid Expenses	1,919
Deposits	-1,632
Increase (Decrease) in /operating Liabilities:	
Accounts Payable	-32,384
Accrued Liabilities	97
Total Adjustments	-20,027
Net Cash provided by Operating Activities	**58,345**
Cash Flows From Financing Activities	
Distributions	-88,500
Net cash used by Financing Activities	**-88,500**
Net cash (decrease) in Cash and Cash Equivalents	**-30,155**
Cash at beginning of period	**67,383**
Cash at end of period	**37,228**

The accompanying notes are an integral part of these financial statements

Richfield Orion International, Inc.
Statement of Changes in Stockholder's Equity
As of and for the Year-Ended December 31, 2017

	Common Stock		Paid-in Capital		Retained Earnings Deficit	Stockholder's Equity
	Shares	**Amount**	**Shares**	**Amount**	**Amount**	**Amount**
Balance at January 1, 2017	1,000	$52,589			$ -4.673	$ 47,916
Net Income					78,372	78,372
Capital Distributions					-88,500	-88,500
Prior Period Adjustments						
Balance at December 31, 2017	**1,000**	**$52,589**			**$ -14,801**	**$ 37,788**

The accompanying notes are an integral part of these financial statements.

RICHFIELD ORION INTERNATIONAL, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A- SUMMARY OF ACCOUNTING POLICIES

Organization

The Richfield Orion International, Inc (the Company) was incorporated in the State of Colorado effective September 1, 1998.

Description of Business

The Company, located in Castle Rock, CO is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and the Municipal Securities Rule Making Board. The Company is engaged in sale of private placements and alternative investments for which it receives a fee and the facilitation of securities transactions of which it receives commissions.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. At December 31 , 2017, the Company does not have any cash equivalents.

Accounts Receivable--Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when earned on trade date basis.

RICHFIELD ORION INTERNATIONAL, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amounts and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 11, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

RICHFIELD ORION INTERNATIONAL, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE B- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Security and Exchange Act of 1934, the Company is required to maintain a minimum net capital of 5,000, as defined under such provisions. Net Capital and the related net capital ratio may fluctuate on a daily basis. December 31, 2017 Net Capital was 36,056 with excess 31,056 and 2.97% of aggregated indebtedness.

NOTE C- POSSESSION OR CONTROL REQUIRENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customers funds to the clearing broker who carries the customer accounts.

NOTE D - LEASE

The Company leases its facilities from an unrelated third party under an operating lease expiring on February 28, 2019. The monthly rent under this arrangement is $1,951. Total rent expense for the year ended December 31, 2017 was $23,028. The future minimum lease payments required under the operating lease total $23,424 payable in 2018 and $3,904 payable in 2019.

NOTE E - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU)2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The adoption of this ASU is not expected to have a material effect on the Company's financial statements.

In February 2016,the FASB issued ASU 2016-02, Leases -(Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15,2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

NOTE F - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is a indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2017, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE G - INCOME TAXES

The Company will the consent of the shareholders, has elected under the INTERNAL REVENUE code to be an S-Corp for both federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their share of the company's taxable income. Therefore no provisions or liability for federal or state income taxes has been included in financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ACS 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass thru entity and the decision to not file a tax return. The Company has evaluated each of its tax positions and determined that no provision for liability for income taxes is necessary. The shareholders and Company are generally not subject to US Federal, State, or Local income tax examinations related to the Company's activities for the tax returns before 2014.

Richfield Orion International, Inc,
As of and for the year ended December 31, 2017

Schedule I Computation and Reconciliation of Net Capital and Computed Aggregate Indebtedness

Total Stockholder's Equity	$37,788
Non-Allowable Assets:	
Deposits	- 1,632
Other Charges	
Haircuts	0
Net Allowable Capital	$36,156
Computation of Basic Net Capital Requirement	
Minimum net capital required as a percentage of aggregate indebtedness	$71
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net Capital Requirement	$5,000
Excess Net Capital	$31,156
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$1,072
Percentage of aggregated indebtedness to net capital	2.97%

There are no material differences between the preceding computation and The Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Richfield Orion International, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Richfield Orion International, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Richfield Orion International, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Richfield Orion International, Inc. stated that Richfield Orion International, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Richfield Orion International, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richfield Orion International, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA
Maitland, Florida

April 11, 2018

Richfield Orion International, Inc
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

February 15, 2018

Ohab and Company, P.A.
100 E. Sybelia Avenue Suite 130
Maitland, FL 32751

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31,2017

Dear Ohab and Company,
Please be advised that Richfield Orion International, Inc. has complied with Exemption Rule 15c3-3(k)(2)(ii), for the period of January 1, 2017 through December 31, 2017. Richfield Orion International, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades and REITs). Richfield Orion International, Inc. past business has been of similar nature and has complied to this exemption since its inception, September 1, 1998.

J. Brett Stuart, the president of Richfield Orion, International, Inc has made available to Ohab and Company all records and information including all communications from regulatory agencies received through the date of this review December 31, 2017.

J. Brett Stuart has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Richfield Orion International, Inc. compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (720) 240-8055.

Very truly yours,

J. Brett Stuart, President
Richfield Orion International, Inc.